COMMENTS RECEIVED ON 03/19/2018

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 033-20773 and 811-05511)

Extended Market Index Portfolio

International Index Portfolio

Total Market Index Portfolio

POST-EFFECTIVE AMENDMENT NO. 74

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

U.S. Bond Index Portfolio

POST-EFFECTIVE AMENDMENT NO. 60

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we provide index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we describe the component selection criteria and explain how components are included and excluded, disclose that the index is created and sponsored by Fidelity, describe the rebalance and reconstitution process including frequency, and disclose the approximate number of index constituents.

R:

Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for each fund is described in the “Fund Basics” section under “Principal Investment Strategies.” The index provider, calculation agent and other index information is located in the Appendix section. In addition, the complete index methodology will be available on the funds’ website, which includes the weighting methodology, rebalance information, and number of index components. Please see Sections 2 and 3 in the Index Methodology for a description of how the index components are included in the index. Accordingly, we do not believe additional disclosure is needed.

Extended Market Index Portfolio, International Index Portfolio, and Total Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we confirm each fund has adopted policies and procedures pursuant to rule 17(j)1 of the 1940 Act and rule 204A-1 of the Investment Advisers Act that address conflicts that may arise as a result of self-indexing.

R:

We confirm that each fund and adviser has adopted policies and procedures pursuant to Rule 17j-1 and/or 204A-1 that are reasonably designed to minimize potential conflicts of interest that may arise as a result of the management of the funds.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose in the “Fund Summary” section that the funds will concentrate to the same extent as the index and add risk disclosure.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N- 1A. The fund’s concentration policy is disclosed in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we do not believe additional disclosure is needed.

Extended Market Index Portfolio, International Index Portfolio, and Total Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

The Staff requests we add a corresponding securities lending risk to the “Principal Investment Risks” section.

R:

In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the “Fund Basics” section to the “Fund Summary” section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

Total Market Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add small and mid-cap risks.

R:

The risks associated with small and mid-cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” - “Stock Market Volatility.”

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(b), Instruction 2.

Extended Market Index Portfolio, International Index Portfolio, and Total Market Index Portfolio

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we move the language above out of the “Principal Investment Strategies” section since it is not a principal investment strategy.

R:

Although the strategy noted in the disclosure is not a principal investment strategy of each fund, the funds believe that it is appropriate to discuss the strategy in this section of the prospectus. In addition, the funds have clearly disclosed that these strategies are non-principal investment strategies in response to Staff comments provided to other Fidelity mutual funds.

All funds

“Investment Details and Fund Summary” (prospectus)

“Principal Investment Strategies”

From Extended Market Index Portfolio, International Index Portfolio, and Total Market Index Portfolio:

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

From U.S. Bond Index Portfolio:

“Engaging in transactions that have a leveraging effect on the fund, including investments in derivatives - such as swaps (interest rate, total return, and credit default), options, and futures contracts - and forward-settling securities, to adjust the fund's risk exposure.”

C:

The Staff requests that we explain whether derivatives will be included in the calculation of each fund’s compliance with its 80% policy and, if so, how derivatives will be valued for this purpose. Also, please confirm to us that the notional value of each fund’s derivatives will not be included toward the 80% policy.

R:

Although we understand that in appropriate circumstances derivatives may qualify for a fund’s name test, we confirm that at this time, each fund is not expected to count derivatives toward its 80%

policy and that the notional value of each fund’s derivatives would not be included toward the 80% policy.

International Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a mid-cap risk.

R:

The risks associated with mid-cap investing are not principal investment risks of the fund.  Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under

“Principal Investment Risks” −− “Stock Market Volatility.”

U.S. Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of the fund's assets in bonds included in the Bloomberg Barclays U.S. Aggregate Bond Index, which is a broad based, market-value-weighted benchmark that measures the performance of the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market.”

C:

The Staff requests we revise the 80% policy or add an additional 80% policy stating that the fund invests at least 80% of its assets in U.S. bonds.

R:

The fund has a principal strategy of seeking to track the Index, which is intended to capture broadly the U.S. investment-grade taxable fixed income market as described. In its release adopting Rule 35d-1, the SEC stated that “[i]ndex funds . . . generally would be expected to invest more than 80 percent of their assets in investments connoted by the applicable index.”

In addition, the reference to “U.S.” in the Index and fund name are intended to denote that the Index is a “U.S. bond index” and not that the constituent bonds are “U.S. bonds.” We continue to believe that the fund’s 80% name policy appropriately describes the fund’s strategy of tracking the bonds included in the Index, as defined by the index provider. Accordingly, we have not modified disclosure.

U.S. Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Using statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure, and credit quality to attempt to replicate the returns of the Bloomberg Barclays U.S. Aggregate Bond Index using a smaller number of securities.”

C:

The Staff requests we describe the maturity policy of the index.

R:

We are not aware of a requirement to disclose the maturity policy of a third party index. We believe the description provided for the fund’s Bloomberg Barclays MSCI (a third party) index, as provided in the “Investment Details” section, is sufficient. Accordingly we have not modified disclosure.

U.S. Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Entities located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.”

C:

The Staff requests we disclose in a strategy that the index holds foreign securities. Also, the Staff questions whether the fund will invest in emerging markets securities and, if so, asks that we include appropriate risk disclosure.

R:

Although the fund may invest in securities of foreign issuers, including emerging markets securities, these investments are not a principal investment strategy of the fund. As a result, we believe that the fund’s current strategy and risk disclosure are appropriate.

U.S. Bond Index Portfolio

“Additional Information about the Index” (prospectus)

C:

The Staff requests we file a copy of the license agreement as an exhibit since it is considered an “other material contract” pursuant to Item 28(h).

R:

We do not believe that an index licensing agreement constitutes a “material contract” that must be filed pursuant to Item 28(h) of Form N‐1A. Accordingly, we have not filed the agreement.

COMMENTS RECEIVED ON 04/12/2018

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

U.S. Bond Index Portfolio

POST-EFFECTIVE AMENDMENT NO. 60

U.S. Bond Index Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 80% of the fund's assets in bonds included in the Bloomberg Barclays U.S. Aggregate Bond Index, which is a broad based, market-value-weighted benchmark that measures the performance of the investment grade, U.S. dollar-denominated, fixed-rate taxable bond market.”

C:

The Staff asserts that, since the fund has the terms "U.S." and "Bond" in its name, the fund is required to invest at least 80% of its assets in U.S. bonds per Rule 35d-1(a)(2)(i). However, the fund's current 80% policy allows the fund to include "U.S. dollar-denominated" bonds in the calculation of compliance with its 80% policy. Since U.S. dollar-denominated may include the bonds of foreign companies, the Staff requests we revise the fund's 80% policy to state that the fund invests at least 80% of its assets in U.S. bonds or, alternatively, add an additional 80% policy stating that the fund invests at least 80% of its assets in U.S. bonds.

R:

We continue to believe that the fund’s 80% name policy satisfies the requirements under Rule 35d-1 and is aligned with the fund’s underlying index. However, we will remove “U.S.” from the fund’s name to address the Staff’s comment.